REBMAN'S REDEVELOPMENT PROJECT



OZFund



June 2020

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | www.ozfundinc.com | © 2020 OZFund, Inc.

Why Should I Invest In A Qualified Opportunity Fund (QOF)?



The OZFund, Inc. (OZFund) is a Qualified Opportunity Fund (QOF) focused on real estate development with its first project being the redevelopment of the prior Rebmans Property on South Queen Street in Lancaster, PA into a mixed-use building with 72 apartments and 14,684 square feet of commercial space. The Fund intends to take advantage of the tax breaks afforded under the Qualified Opportunity Fund.

Please review the attached documents to find out why you should invest in the OZFund:

- OZFund – Slide Deck Presentation
- Offering Summary
  - A summary of the project for equity investors to the OZFund
- Questions and Answers
- Founders Circle Brochure – List of Incentives for Early Investors
- Final Regulations on Opportunity Zones
  - Click here to view the press release on Final Regulations on OZ.
- Financial Model for the Rebmans Affordable Apartment/Mixed-Use project
  - A detailed financial model detailing the financial aspects of the project
- Lancaster Newspaper Article 1-16-2020

Check out our website here.

Please let us know if there is any further information you require.

Thank you again for your interest and support in this project.

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | www.ozfundinc.com | © 2020 OZFund, Inc.



OZFund

OZFUND, INC.

("OZFUND")

Building Affordable Housing for Working Families

JPF VENTURE GROUP, INC.
800 South Queen Street
Lancaster, Pennsylvania 17603
United States of America
+1 717 715 0238 (Office)
www.ozfundinc.com



CONTACT:

Jeremy Feakins, Founder and CEO | +1 917 679 2005 | jeremy.feakins@jpfventures.com

Jordan Stewart, Vice President of Finance| +1 717 940 0628| jordan.stewart@jpfventures.com

Cinthia Kettering, Business Development Director | +1 717 408 8144 | cinthia.kettering@jpfventures.com

JUNE 2020

DISCLAIMER



- This document is neither an offer to sell nor solicitation of an offer to buy securities. Securities may be sold only to investors who meet certain qualifications and only after review of and pursuant to the Fund's Confidential Private Placement Memorandum dated June 2020, as amended from time to time ("PPM"). This document is qualified in its entirety by the PPM.

- The securities have not been registered or qualified under the Securities Act of 1933 in reliance upon an exemption from such registration. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities.

- There is no assurance that the investment objectives of this Fund will be attained. All prospective investors should read the PPM carefully, including investor qualifications, investment conditions, risk factors, minimum requirements, fees and expenses, tax concerns, and other pertinent information with respect to this investment.

- Any floor plans and project renderings in this or other documents from the OZFund are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

LANCASTER, PA

- Lancaster County is magnificent! On the other hand, the city of Lancaster itself is booming and should be on your radar!

- Lancaster County has been mentioned in a 2019 survey appearing in US News as #1 place to retire in the nation and is considered as one of the "Top 50" as the best place to live in the country, an amazing accomplishment (source: US News and World Report).

- Lancaster was also recognized in 2018 by Forbes.com as "one of the 10 coolest cities to visit".

- What is driving these rankings? Lancaster gets great marks for the number of new and refurbished housing developments and the upcoming Rebmans Affordable Housing Project, located at 800 South Queen Street, will provide some much-needed affordable housing. Lancaster's healthcare resources are world-class and offered primarily by the University of Pennsylvania health care system along with UPMC, WellSpan and others. Other factors considered to determine scoring were things like happiness, desirability, retiree taxes, and the job market in the local area.

- The city's primary industries include healthcare, manufacturing, tourism and public administration and according to the United States Federal Reserve, Lancaster unemployment rate is 3.4% as of December of 2019.



LANCASTER, PA

- Lancaster median income has grown 12% over the last 4 years proving the area has a strong economy.

- While Lancaster City is doing extremely well, there is a huge need for affordable housing. Our project not just helps to fill that gap, but it also provides a high-quality return for investors.

- Remember the economic crisis in 2008, where the mortgage market collapsed, companies closed, people lost jobs and houses, retirement plans values went downhill? The above happened to many cities in the USA, affecting the many states across the nation. However, Lancaster survived. That tells us something about this small county consisting of a population totaling 543,557 people as of 2018.

- The job market is booming and there are more jobs available than ever before.

- Many commercial businesses are arriving, starting or expanding, creating hundreds of better-paying jobs and, attracting and encouraging working families to move to Lancaster which will improve the availability of affordable housing.

- Our project will be the first new construction of its kind in 50 years in Lancaster City, bringing 72 affordable apartments for working families and 14,684 sq. ft. of commercial space to our community.





LANCASTER, PA

- Our city believes in innovation, welcomes diversity, loves inclusion, and reports a relatively low crime rate.

- Lancaster also has over 770 non-profit organizations supporting community needs (source: http://guidestar.org/). These non-profits care about the community and are always doing great things for its constituents.

- Lancaster is a charming place to live, invest and enjoy life with peace of mind. The restaurant scene is buzzing with many different choices from upscale eateries to informal dining. It has also become very artsy and cultural, plus it is great for all ages but especially for families with kids and retirees.

- It's very close to major cities such as New York (less than 3 hours away by train or car), New Jersey, Maryland, Delaware (all-around 2 hours away) and around 6 hours to get to Niagara Falls in Canada or Virginia Beach.

- If you have not visited this Dutch side of the hemisphere, don't wait too long and come. Lancaster is a city with a rich and intriguing heritage that dates back to colonial times. Once America's largest inland city and the Capital of the United States for one day! Visit our exquisite food, creative art, experiences and activities for all ages, tastes and more. Enjoy the many things to see and do in Lancaster City and understand why we are focused on supporting our city's working families.

AFFORDABLE HOUSING



- **What is Affordable Housing?**
  - The Government defines Affordable Housing for which the renters are paying no more than 30% of their income for gross housing costs, including utilities.

- **Is Affordable Housing the same as Low-Income Housing?**
  - Not at all. Low-Income Housing is considered a government subsidized program (Ex. Section 8) and the renters must qualify based on their income. Renters yearly income must be below a certain level based on the area where they live.

INTRODUCTION





OZFund, Inc. is a community focused Qualified Opportunity Fund (QOF) with plans to acquire distressed below-market properties located in the 'Opportunity Zones' of Lancaster and York, Pennsylvania for redevelopment into affordable rental housing and commercial space. Each project is managed through a dedicated OZFund.



The Tax Cuts and Jobs Act (H.R. 1) of 2017 (TCJA) established the Opportunity Zone program, intended to spur economic development and job creation in distressed communities while providing investors with an opportunity with significant tax benefits. OZFund is a fund organized under the TCJA.



For its first project, OZFund has acquired a large property located at 800 South Queen Street, Lancaster, Pennsylvania, an Opportunity Zone. The OZFund property will be developed into 72 affordable apartments and 14,684+ sq. ft. of commercial space, including a day care center.



EXECUTIVE SUMMARY

Finding Affordable Rental Housing Is A Struggle For Working Families

- Families who spend more than a third of their income on rent are considered to be spending an unaffordable amount on rent.

- Across the country, about half of renters are spending more than that on rent.

- Since 1960, renters' income has increased by only 5% while rents have risen 61%.






PROJECT MANAGEMENT TEAM



Project Development

- Mixed Used Zoning.

- Development will be managed by the Principals of the OZFund supported by:
  - Professional Design and Construction, Inc.
    - A full-service design, construction and management firm based in Lancaster, Pennsylvania

Property Management

- When completed, the entire development will be managed by a professional property management company.

BUSINESS PLAN



Our first project is to redevelop the prior Rebman's Property located at
800 South Queen St, Lancaster, Pennsylvania

- Renters make up 29.11% in Lancaster County.

- As of 2019, less than 20% of 750 new units (rental and for sale) recently completed, under construction, or planned are considered affordable.

- In Lancaster County, the gap between wages and rents is becoming a chasm.

- Our first project will include +/- 72 affordable rental units and approximately 14,684 sq. ft of commercial space.

- We plan on doing multiple projects over the 10-year period.

THE AFFORDABILITY GAP

The shortfall in average renter wages needed to afford an average 2-bedroom apartment.



Source: Lancaster Newspapers

OPPORTUNITY SNAPSHOT – FIRST PROJECT

- The first project is a Lancaster city property that will be developed into +/- 72 affordable apartments and +/- 14,684 sf of commercial space.

- The sponsor and professional team include a fully integrated project team of experienced business executives, architects, estimators, and construction staff.

- Lancaster's growing economy is supported by many large, international companies including Johnson and Johnson, Kellogg, Mars, Eurofins, GlaxoSmithKline – to name a few.

- The University of Pennsylvania (Lancaster General Health) offers a comprehensive network of care, including four hospitals, more than 300 primary-care and specialty physicians, outpatient and Urgent Care services, and is a major employer in the area.

SOUTH QUEEN STREET LOCATION


ATM
Lancaster Central Market
Crystal Park
Lancaster
Garden Court Apartments
Thaddeus Stevens College of Technology
Rodney Park
King Elementary School
Conlin Field Farnum Park
Hand Middle School
Lancaster County Assistance Office
George Washington Elementary School
Spring House Brewing Company
S Prince St
S Queen St
Family Dollar
Fine Wine & Good Spirits
Brandon Park
Rebman's Project
Greenwood Cemetery
Riverview Cemetery
Lancaster County Central Park
Pennsylvania SPCA Lancaster Center
Metro Express
Hamilton Elementary School
Rock Ford Plantation
Google


Speed Auto
Clean Cuts Barber Shop
Furnace St
Highland Ave
Gemmill's Body Shop
Rebman's Project
S Queen St
S Post 19
Pennsylvania SPCA Lancaster Center
Greenwood Ave
Fairview Ave
S Prince St

REVITALIZING SOUTH QUEEN STREET





Existing Site



Proposed

SOUTHERN VIEW FROM SOUTH QUEEN ST.





The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

SOUTH QUEEN STREET VIEW





The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

FURNACE STREET VIEW





The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

AERIAL VIEW WEST



ROOF DECK WITH
GREEN ROOF AND
POSSIBLE PATIO
AREAS

POSSIBLE
DAYCARE CENTER

QUEEN STREET

OUTDOOR DINING ON
GRASS PAVER AREA

AERIAL PERSPECTIVE - WEST

The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

AERIAL VIEW EAST



ROOF DECK WITH
GREEN ROOF AND
POSSIBLE PATIO
AREAS

POSSIBLE
DAYCARE CENTER

QUEEN STREET

FURNACE STREET

AERIAL PERSPECTIVE - EAST

The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

PROPOSED SITE PLAN





The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

FLOOR PLAN (3 FLOORS)



KITCHEN
DINING
UTILITY
CLOSET
BEDROOM
LIVING ROOM

FLOOR PLANS - 1 BED

LIVING ROOM
CLOS
LAUND
DINING OR OFFICE
KITCHEN

FLOOR PLANS - 2 BED

Room Legend
1 BED
2 BED
CIRCULATION
ELEV
STAIR A
STAIR B
STAIR C

The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

RESIDENTIAL UNIT AMENITIES





BUILT IN WASHER/DRYER



ROOFTOP GARDEN/COMMUNITY SUPPORTED AGRICULTURE PROGRAM



FITNESS CENTER



WHEELCHAIR ACCESSIBLE AND ADA COMPLIANT



MONITORING SECURITY



RENEWABLE ENERGY/SOLAR



HIGH SPEED COMMUNICATION



FREE PARKING

SUSTAINABILITY CONCEPT





- Reduce unnecessary carbon emissions while maintaining the necessities to support a modern lifestyle.

- A community rooftop garden, from which tenants can take part in a community supported agriculture (CSA) program.



- Close cooperation of the Mayor and City Council, Lancaster city housing and community organizations, design team, architects, engineers, and the community at large.

- The green building practice expands and compliments the classical building design concerns of economy, utility, durability, and comfort.





FIRST PROJECT SUMMARY

- Residential Units = +/- 72 affordable apartments
- Commercial Area = approximately 14,684 sf
- Total Project Size = 84,448 sf
- Roof Deck Area = 2,640 sf
- The Building is 4 stories, drops to 3 at the corner for the Roof Deck
- Total Parking = 77
- Four Housing Unit Types are proposed ranging in size from 517 to 1,193 sf

THE OPPORTUNITY ZONE PROGRAM



- Designed To:

  - Tap into the country's vast unrealized corporate and individual capital gains holdings

  - Encourage investors to invest their earnings in an Opportunity Fund that supports new and expanded business activities in low-income areas

- Taxpayers that invest into the OZFund will achieve significant tax benefits.

- No tax payable on any profits made from the investment if the investment is held in the fund for 10 years.







QUALIFIED OPPORTUNITY FUNDS





Return on investment

3 tax incentives to investors:

- Deferral of capital gain

- Possible reduction of the amount of gain realized through a basis adjustment

- Permanent exclusion of any gain on the profits when investing in a Qualified Opportunity Fund, if held for 10 years

- No cap on the amount of money that can be invested in Qualified Opportunity Funds.

INVESTMENT HIGHLIGHTS




An eager marketplace awaits. Urgent need for affordable housing units in the cities of Lancaster and York.


Sponsor focused on providing affordable, safe and pleasant living accommodation for working families.


Favorable city, county, state and federal corporate tax structures will be examined and utilized where available.

PRO FORMA – FIRST PROJECT



Rebman's Development (800 S Queen St)

Period (Yr Ending)	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue			Lease-Up								
Residential - 1 Bedroom			263,520	542,851	559,137	575,911	593,188	610,984	629,313	648,193	667,639
Residential - 2 Bedroom			296,352	610,465	628,800	647,664	667,094	687,106	707,720	728,951	750,820
Commercial - Restaurant/Retail/Professional			52,423	107,992	111,231	114,568	118,005	121,546	125,192	128,948	132,816
Commercial - Urgent Care			100,564	207,161	213,376	219,777	226,371	233,162	240,157	247,361	254,782
Total Revenue			712,859	1,468,489	1,512,544	1,557,920	1,604,658	1,652,798	1,702,382	1,753,453	1,806,057
Expenses (excl. interest and depreciation)											
Real Estate Taxes			31,619	187,928	191,686	195,520	199,431	203,419	207,488	211,637	215,870
Insurance			20,000	20,600	21,218	21,855	22,511	23,186	23,882	24,598	25,336
Management Fee			35,643	73,424	75,627	77,896	80,233	82,640	85,119	87,673	90,303
Landscaping and Snow Removal			10,693	22,027	22,688	23,369	24,070	24,792	25,536	26,302	27,091
Utilities			28,000	28,840	29,705	30,596	31,514	32,459	33,433	34,436	35,469
Security			36,000	37,080	38,192	39,338	40,518	41,734	42,986	44,276	45,604
Rental Licensing			3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800
LERTA			0	(156,309)	(144,061)	(122,926)	(100,687)	(77,310)	(52,761)	(27,003)	0
Total Expenses			165,754	217,390	238,856	269,448	301,389	334,720	369,483	405,719	443,473
Reserves											
Vacancy			35,643	73,424	75,627	77,896	80,233	82,640	85,119	87,673	90,303
Maintenance			21,386	44,055	45,376	46,738	48,140	49,584	51,071	52,604	54,182
Total Reserves			57,029	117,479	121,004	124,634	128,373	132,224	136,191	140,276	144,485
NET OPERATING INCOME			490,076	1,133,620	1,152,685	1,163,839	1,174,896	1,185,854	1,196,708	1,207,458	1,218,099
Debt Service			(474,770)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)
CASH FLOW			15,306	399,745	418,810	429,963	441,021	451,979	462,833	473,582	484,224
IRR FCFF	(3,762,967)	0	15,306	399,745	418,810	429,963	441,021	451,979	462,833	473,582	11,405,473
DSCR			1.03	1.54	1.57	1.59	1.60	1.62	1.63	1.65	1.66
Simple Return divided by invested capital			0.4%	15.4%	15.1%	14.7%	14.3%	13.9%	13.6%	13.2%	12.9%
Total Project Return										IRR	16.5%
Investor Distributions	(3,762,967)	0	12,245	319,796	335,048	343,971	352,817	361,583	370,266	378,866	9,920,031
Investor Return										IRR	14.2%

REBMAN'S RETURN – FIRST PROJECT



IRR

Property Value	
Cap Rate	6%

Revenue Split			
Investor	80%	Mangement	20%

			Period (Yr Ending)										
			2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Investor Return (10 Year Hold)													
IRR	14.2%		(3,762,967)	0	12,245	319,796	335,048	343,971	352,817	361,583	370,266	378,866	9,920,001
		Simple Return			0.3%	8.5%	8.9%	9.1%	9.4%	9.6%	9.8%	10.1%	263.6%
Management Revenue			0	507,553	3,061	79,949	83,762	85,993	88,204	90,396	92,567	94,716	2,480,008
Investing	10,000												
will return	32,938	*after 10 years*	(10,000)	0	33	850	890	914	938	961	984	1,007	26,362

If Rebman's is held for 10 years, it creates a 14.2% tax-free IRR.

REBMAN'S OFFERING HIGHLIGHTS

If you invest **$10,000** in the first project:

- You may get **$32,938** back
- 10-year minimum term
- Investment type: Equity
- Investment returned in 10 years
- 80% profit share throughout project



OZFUND RETURN – MULTIPLE PROJECTS



We plan to develop multiple projects in Lancaster and York, Pennsylvania.



Each project would be sold after stabilization.



3+ projects will be done over the 10-year period yielding a 30%+ tax-free return.

HOW TO INVEST



- The investor receives a Limited Partner interest in the fund.

- The OZFund invests in projects situated in an Opportunity Zone.

- OZFund will acquire and redevelop multiple properties.

- The fund must hold at least 90% of its assets in the projects.

- Additional tax benefits are available if investing a capital gain.



OZFUND, INC.





- Fund Size: $3,000,000

- Security: Limited Partnership (LP) Units

- Amount: 300 Units

- $10,000 Per Unit

- Minimum Investment per Investor: 1 LP Unit

- Maximum Investment per Investor: 300 LP Units

- The OZFund is managed by the JPF Venture Group, Inc as the General Partner

- Only 'accredited investors' may participate

AN INVESTMENT IMPROVES LIVES









We owe it to future generations to invest in thoughtful revitalization projects that will improve properties in depressed areas while supporting businesses that operate and create jobs in these areas.

The OZFund will develop the prior Rebman's Property in Lancaster.

Additional OZFunds will be formed to acquire other properties.

As Impact Investors, the OZFund provides the capital for real, practical solutions leading to positive, local change in distressed communities.

BENEFITS TO INVESTORS



- The funds will be secured against the properties that they purchase. Each project is managed through a dedicated OZFund.

- The funds are squarely focused on community development.

- The OZFund is a long-term, secured fund that offers significant tax benefits including no tax payable from profits if the initial investment is held in the fund for 10 years.







Jeremy P. Feakins - President and Chief Executive Officer

Experienced senior executive and successful entrepreneur with multiple real estate, start-up business and investment projects under his belt. 8-year veteran of the British Royal Navy and a graduate of the UK Defence College.



Jordan Stewart – Vice President of Finance

Finance professional and real estate investor with over 10 years of experience. Jordan has an MBA as well as a Bachelor's degree in Mathematics and Business Management. He also coaches basketball and is a co-founder of a not-for-profit basketball club.



Cinthia M. Kettering – Business Development Director

A community leader and entrepreneur with over 20 years of experience in finance and over 11 years of experience in the insurance and real estate investment industry. Cinthia has a Bachelor's degree in Political and Social Sciences, serves in different boards and is a published author.

THANK YOU!



Further details, including a detailed financial model and offering documents are available upon request



OZFund

JPF VENTURE GROUP, INC.

800 South Queen Street

Lancaster, Pennsylvania 17603

United States of America

+1 717 715 0238 (Office)

www.ozfundinc.com

CONTACT:

Jeremy Feakins, Founder and CEO

+1 917 679 2005 | jeremy.feakins@jpfventures.com

Jordan Stewart, Vice President of Finance

+1 717 940 0628 | jordan.stewart@jpfventures.com

Cinthia Kettering, Business Development Director

+1 717 408 8144 | cinthia_kettering@jpfventures.com



OZFund



Proposed Development

OFFERING SUMMARY

June 2020

OZFund, Inc.

Development of the Prior Rebmans Warehouse Site

Up to: $10,000,000

This Offering Summary is neither an offer to sell nor solicitation of an offer to buy securities.

Securities may be sold to investors who meet certain qualifications and only after review of and pursuant to the Fund's Confidential Private Placement Memorandum dated May 2020, as the same may be supplemented or amended from time to time

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | http://www.ozfundinc.com | © 2020 OZFund, Inc.



About the Investment Fund

The OZFund, Inc. ("OZFund" or the "Company") is a new Fund that seeks capital appreciation through the acquisition of a commercial property/properties located in an Opportunity Zone (OZ) in Lancaster, Pennsylvania and possibly elsewhere. An OZ is an economically distressed community where new investments, under certain conditions, may be eligible for preferential tax treatment.

The Fund plans to employ a value-added investment, management and property development strategy to produce strong returns in addition to providing a meaningful solution in the southern end of Lancaster City to help combat the current housing shortage for working families along with commercial space for rent by both professionals and businesses.

A unique feature of the OZFund is to opportunistically make equity investments into some of the businesses that lease space from us. This feature is a unique return enhancer that has the potential to deliver significantly higher returns for investors than other affordable housing-focused funds.

In addition to the funds being raised in this offering, we will seek additional support and tax incentives from State, Federal, and private sources.

About the General Partner/Sponsor and Project Development Team

The General Partner/Sponsor ("GP") and Project Development Team include Principals, Professional Partners and Team Members with a 40+-year track record of multiple real estate investment and construction projects.

The GP/Sponsor plans to execute a dynamic "value-oriented" real estate improvement and property development practice through an experienced team with many years of buying, selling, designing, building and enhancing commercial and residential properties together with structuring, negotiating and managing large-scale business transactions.

The Fund is organized as a community focused 'Qualified Opportunity Fund' as authorized under the 'Opportunity Fund' program.

The overall project coordinator and construction contractor is Professional Design and Construction, Inc (PD&C). PD&C is a successful 30-year-old experienced design and construction firm based in Lancaster, Pennsylvania, with multiple large commercial construction projects to their credit.

The Tax Cuts and Jobs Act (H.R. 1) of 2017 (TCJA) established the Opportunity Zone program, which is intended to spur economic development and job creation in distressed communities while providing investors with an investment opportunity with significant tax benefits. OZFUND is a fund organized under the TCJA.

The GP and Founders Circle Investors are investing upwards of $2.0 million (20%) of the total $10,000,000 Fund.

Overview of Our First Project

OZFUND has entered into a purchase agreement to acquire the former Rebmans Building, located in the City of Lancaster, Pennsylvania.

Our plan is to redevelop the property into affordable housing and commercial property:
- Residential Units = +/-72 affordable apartments
- Commercial Area = +-14,684 sf.
- Total conditioned Residential Area including Office and Community Area = 84,448 sf.
- Green Roof Area = 2,640 sf.
- Total Parking = 77.
- Four Housing Unit Types are proposed ranging in size from 517 to 1,193 sf.
- Sustainably Built
- Monitoring Security Patrols
- Washer/Dryer in Each Apartment
- Opposite South End Park
- Commercial Space to include:
  - Food Service
  - Urgent Care/Medical Office (TBC)
  - Other retail/professional
  - Day Care Center

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | http://www.ozfundinc.com| © 2020 OZFund, Inc.

Projected Investment Structure/Indicative Investor Economics

- $10.0 million offering to be decreased/increased as necessary at the option of the GP/Sponsor.

- Expected holding period of 10 years to take full advantage of the tax benefits offered by the Opportunity Zone Program.

- With the benefit of local tax incentives, we will make annual distributions to the equity investors, with future growth, during our initial hold period while reserving appropriate capital for future property purchases and development costs.

- We intend to provide investors with a market-based recapitalization opportunity when we sell or refinance the completed development in 10 years.

- We believe that even with modest 'institutionalization" of our various properties, an appropriate exit cap rate when we recapitalize the properties will likely be in the 5.0% - 6.0% range.

- A project recapitalization in this cap rate range could result in an IRR to the investors that is about 13-15%, not including the benefit of tax breaks afforded to the Investor by the Tax Cuts and Jobs Act. Tax breaks and returns from other investments could be significant and are expected to eclipse the returns of the real estate investments.



Proposed Site Plan

Offering Objectives

The Fund will use the proceeds from the offering to invest in the redevelopment of the prior Rebmans property, 800 South Queen Street, Lancaster, Pennsylvania 17603. Investments will be made alongside lending support from a local Bank. Investments made by the GP and Limited Partners will be secured against the properties. The Fund's objectives are to:

- Purchase the Rebmans property, enhance its value and secure an attractive valuation at the time of liquidation or refinance.
- Preserve, protect and return investors' capital contributions.
- Increase net cash from operations to create and make more cash available for distribution.
- Provide an attractive total return by developing the prior Rebman warehouse into an appealing mix of residential, retail and commercial properties with elegant landscaping to match.
- The Fund may invest in businesses that lease space from OZFund properties.



Project Location

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | http://www.ozfundinc.com| © 2020 OZFund, Inc.

The Need for Affordable Housing and Commercial Space in South Queen Street, Lancaster, PA

- Lancaster, Pennsylvania is experiencing extraordinary investment, and while this includes significant residential development, of the almost 750 new units (rental and for sale) recently completed, under construction or planned, currently less than 20 percent are considered affordable.
- The average income of a person in Lancaster County is a little more than $29,000 per year, according to the U.S. Census Bureau, and the median gross rent is $957.
- The HUD (Department of Housing and Urban Development) states that housing should not cost more than 30 percent of a family's income.
- A Housing Market Analysis from the Lancaster Housing Opportunity Partnership said half of all renters are burdened by paying more than 30 percent of their income on housing.

An Investment Improves Lives

- We owe it to future generations to invest in thoughtful revitalization projects that will improve properties in depressed areas while supporting business that operate and create jobs in these areas.
- The OZFund will develop the Rebman warehouse property into an appealing mix of residential, retail and commercial properties with elegant landscaping to match.
- The Fund may invest in businesses that lease space from us.
- As Impact Investors, the Fund provides the capital for real, practical solutions leading to positive local change in distressed communities.



Aerial View West

Qualified Opportunity Fund Program (QOF)

QOF is a program that has the potential to become the most impactful federal incentive for equity capital investment in low-income communities ever enacted. The program is designed to tap into the country's vast unrealized corporate and individual capital gains holdings, encouraging investors to invest their earnings in the OZFund, a QOF. The QOF will support new and expanded business activity in low-income areas nationwide and in the US Territories.

The Fund takes advantage of the tax benefits afforded by the program.

Taxpayers invest into the OZFund and achieve significant tax benefits while enjoying an appreciation on their investment in a worthwhile community real estate project.

No tax payable on any profits made from the investment if held in the fund for 10 years.

Who Might Consider Investing

- Investors who seek portfolio diversification through a real estate-based investment.
- Investors who seek growth in their investment value over the life of the fund.
- Investors who seek annual income.
- Investors who can hold the investment for a time period consistent with the Fund liquidity plans.
- Investors who wish to support a community focused fund

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | http://www.ozfundinc.com| © 2020 OZFund, Inc.

Investor Risks

There can be no assurance that the investment objectives described herein will be achieved. Distributions are not guaranteed. This investment is subject to substantial risks, which include but are not limited to:

- Absence of public market for these securities.
- Lack of operating history.
- With the exception of the Rebman's property, absence of additional properties identified for acquisition and/or development.
- Limited transferability and liquidity.
- Reliance on the sponsor.
- Payment of fees to the sponsor and affiliates.
- Potential conflicts of interest.
- Lack of diversification in property holdings until significant funds have been raised.
- This investment is not suitable for all investors. Please refer to the section of the Private Placement Memorandum entitled "Risk Factors" for a complete discussion of the risks related to this offering.

Before.......



Existing Site – Looking North From S. Queen St.

After.......



800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | http://www.ozfundinc.com| © 2020 OZFund, Inc.

OZFund

Term Sheet

OFFERING SIZE	$10,000,000
INVESTMENT VEHICLE	Corporation
UNIT SIZE	$10,000
HOLDING PERIOD	10 Years
FORM OF PAYMENT(S)	Distributions
FREQUENCY OF PAYMENTS	Annual
FORM OF TAX REPORTING	Quarterly Reports
MEMBER REPORTING	K-1
ELIGIBLE INVESTORS	Accredited, Qualified/Non-Qualified Funds
DISTRIBUTION REINVESTMENT PLAN	No
PROPERTY LOCATIONS	The Fund intends to acquire real estate at below market rates in an Opportunity Zone in Lancaster, Pennsylvania and other locations and redevelop those properties into naturally affordable rental housing and commercial space.
TARGET MARKETS	Opportunity Zones in Pennsylvania reflecting strong growth potential/strong emphasis on location. The Fund hopes to maximize economies of scale by augmenting and expanding beyond Pennsylvania, if suitable opportunities can be found.
EXIT STRATEGIES FOR INVESTOR(S) WITHIN THE PROGRAM'S PLANNED HOLDING PERIOD	Valuations and market conditions for each asset will be monitored on an ongoing basis. Assets will be recapitalized or sold when conditions are considered optimal.
INVESTOR RETURNS	Investors receive 100% of all returns until the return of 100% of their initial invested capital, plus their preferred cumulative, non-compound return. Thereafter, the investors receive 80% of all returns with the GP/sponsor participation at 20%. The possibility exists that the fund may not return all of your investment of any rate of return on an investment.

This Offering Summary is neither an offer to sell nor solicitation of an offer to buy securities. Securities may be sold only to investors who meet certain qualifications and only after review of and pursuant to the Fund's Confidential Private Placement Memorandum dated May 2020, as amended from time to time ("PPM"). This Offering Summary is qualified in its entirety by the PPM.

The securities have not been registered or qualified under the Securities Act of 1933 in reliance upon an exemption from such registration. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities.

There is no assurance that the investment objectives of this Fund will be attained. All prospective investors should read the PPM carefully, including investor qualifications, investment conditions, risk factors, minimum requirements, fees and expenses, tax concerns, and other pertinent information with respect to this investment.

Photos in this Offering Summary are for illustrative purposes only and are not part of the offering

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | http://www.ozfundinc.com| © 2020 OZFund, Inc.

This document is neither an offer to sell nor solicitation of an offer to buy securities. Securities may be sold only to investors who meet certain qualifications and only after review of and pursuant to the Fund's Confidential Private Placement Memorandum dated June, 2020, as amended from time to time (" PPM"). This document is qualified in its entirety by the PPM.
The securities have not been registered or qualified under the Securities Act of 1933 in reliance upon an exemption from such registration. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities.
There is no assurance that the investment objectives of this Fund will be attained. All prospective investors should read the PPM carefully, including investor qualifications, investment conditions, risk factors, minimum requirements, fees and expenses, tax concerns, and other pertinent information with respect to this investment.
Any floor plans and project renderings in this or other documents from the OZFund are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

Questions and Answers



What is an Opportunity Zone?
- Opportunity Zones were created by the 2017 Tax Cuts and Jobs Act. These zones are designed to spur economic development and job creation in distressed communities throughout the country and U.S. possessions by providing tax benefits to individuals who invest into these communities. For investors who invest a capital gain, there are special tax benefits, but you do not need a capital gain to invest in this project.

Who can invest in the Opportunity Zone?
- Accredited investors can invest in a Qualified Opportunity Fund (QOF), like the OZFund, Inc. (OZFund). The OZFund is a real estate fund that intends to develop affordable apartments and commercial space starting with the prior Rebmans Property on South Queen Street in Lancaster, PA. The return on your investment in the OZFund is worth it, regardless if you have a capital gain to invest or not.

How long until the project is completed?
- Approximately 18 months from Spring 2021.

Who is building the project?
- The overall project coordinator and construction contractor is <u>Professional Design and Construction (PD&C)</u>. PD&C is a successful 30-year-old experienced design and construction firm based in Lancaster, Pennsylvania with multiple large commercial construction projects to their credit.

If I invest today when will I start receiving distributions?
- We are projecting 1st quarter of 2023.

What is my return on investment?
- Estimated annual returns are shown in our financial model under the Projected Cash Flow tab.

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | www.ozfundinc.com | © 2020 OZFund, Inc.

Do I need to live in an opportunity zone to take advantage of the tax benefits?

- No. You can get the tax benefits, even if you don't live, work or have a business in an opportunity zone. All you need to do is invest in a QOF like the OZFund. If you are investing a capital gain, you can elect to defer the tax on that gain until 2026.

Is there going to be a refinance event at any time in the 10-year horizon?

- We may sell the building or refinance it in the 10-year horizon but this will onlybe done as a benefit to our investors.

What are my risks in losing money?

- Now that we have explained the gains and benefits, let's talk about the risks. This fund is based on rent merit and will be backed by the newly-developed building so the risk is very low.

If an investor puts $100,000 in the OZFund can they lose the principal amount?

- We believe the possibility an investor may lose all or a part of his/her investment in this project is low; however, there is always a risk in any type of investment. This is explained in great detail in our offering documents. Our financial model suggests that based on the current building valuation and future improvements we make to the property; we estimate that equity investments in our fund (i.e. a total of $3,762,967) will be more than adequately covered by the property valuation of the completed project and ultimately, proceeds from the sale of the building. The value of the building increases greatly when the development is completed and the apartments and spaces are fully rented. Another factor to consider is the increase in Lancaster property values generally, as we've seen in recent years with all of the new developments either under construction and/or fully completed.

How many units have to be rented to break even?

- In year 1, we will break-even at about 15-20% residential vacancy or about 30% commercial vacancy. However, we think both residential and commercial will be rented very quickly and we will have a waiting list. This is due, in part, because of a lack of affordable housing and commercial space in the area.

What is a Reduction in Capital Gains Owed?

- A huge benefit of the Opportunity Zone legislation is that it allows investors to receive a reduction in capital gains owed. After five years of investing in an Opportunity Zone, any reinvested profits experience a 10% increase in basis.

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | www.ozfundinc.com |

What does that mean for you?

- o Take the example of investing $100,000 of profits from the sale of a business, real estate or some other asset. If you keep that investment in a Qualified Opportunity Fund (QOF) until December 2026 the IRS gives you a tax break by reducing the amount of capital gain tax owed by 10%. This benefit is available to people who keep their investment in the QOF until December 31st, 2026. You have until December 31st, 2021 to benefit from the 10% reduction in taxes owed.

Can I Invest without Capital Gains?

- o The benefit described above is really for people who have a capital gain to invest and want to defer paying taxes for a while (and reduce their taxable liability). However, anyone can invest in a QOF even though they didn't have a capital gain. This additional benefit is the only advantage that's for everyone but they will need to keep their money in the fund for 10 years.
- o If you decide to keep your investment in a QOF for 10 years, then any profits you earn are tax exempt. The key to realizing this benefit is investing in a QOF and holding onto the investment for at least 10 years. This benefit is not set to expire on December 31st, 2026, so it has the long-term potential.

Could you give an example of a Major Benefit to After-Tax Returns?

- o After-tax gains on a Qualified Opportunity Fund Investment can be more than double those of a similar investment without the Qualified Opportunity Fund benefits. The table below illustrates an investor's potential after-tax returns in a Qualified Opportunity Fund investment compared to the investment of capital gains in a traditional investment, both appreciating at 10%.

	TRADITIONAL CAPITAL GAIN INVESTMENT	OZFUND INVESTMENT USING CAPITAL GAIN	OZFUND INVESTMENT USING CASH
Invested Capital Gain	$100,000	$100,000	$100,000
Less: Capital Gain Tax Investment (23.8%)	($23,800)	$0	$0
After-Tax Investment	$76,200	$100,000	$100,000
Year 10 Value (assumes 10% annual investment appreciation)	$197,643	$259,374	$259,374
Less: Year 10 Capital Gains Tax (23.8%)	($28,903)	$0	$0
Year 10 After-Tax Value	$168,740	$259,374	$259,374
Less: Cap Gains Taxes on Invested Gains Due on 12.31.26*	$0	($20,230)	$0
Total Year 10 After-Tax Value	$168,740	$239,144	$259,374
Total Year 10 After-Tax Net Gain**	$68,740	$139,144	$159,374

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | www.ozfundinc.com | © 2020 OZFund, Inc.

Who is supporting the project?
- o Lancaster City Alliance, an organization dedicated to the City of Lancaster with a mission of improving the City's financial stability, public safety and quality of life.
- o Community First Fund, a community development financial institution in Pennsylvania that provides funding for five critical pillars - economic security, affordable housing, food resources, accessible healthcare and educational opportunities - Community First Fund is building bridges to vibrant and healthy communities.
- o City of Lancaster – Mayor's Office

How do I invest in the OZFund?
- o Contact the OZFund to register your interest and request further details, including a Private Placement Memorandum and Partnership Agreement.

What does it mean to be an Accredited investor?
- o Accredited investor shall mean any person who comes within any of the following categories:
- o Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
- o Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000. The person's primary residence shall not be included as an asset;
- o Click here for other categories.

For more questions and answers, please click on link below:

- o https://www.irs.gov/newsroom/opportunity-zones-frequently-asked-questions

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0236 | www.ozfundinc.com | © 2020 OZFund, Inc.



OZFund, Inc.
Founders Circle



The floor plans and project renderings are for illustration purposes only and represent an initial concept design for the project. Final design, as well as site and building configuration, are subject to regulatory reviews and approvals as well as final cost confirmation at time of construction. Concept design developed in collaboration with Professional Design & Construction, Inc.

The OZFund, Inc. Founders Circle is comprised of leading entrepreneurs, innovators, organizations and investors who share a deep commitment to Lancaster City's development and a vision for more broadly shared prosperity.

Join us in the Founders Circle as an early investor!

We invite investors and organizations seeking to support our community fund to invest in the **OZFund, Inc. ("OZFund")** as an 'early investor'.

By investing early, investors will receive a special discount on each Limited Partnership Unit (LPU) subscribed for and offered instant membership to the Founders Circle.

Instead of the usual offering price of $10,000 per LPU, for each LPU subscribed for by the investor, the **OZFund** will offer the first 50 investors a special subscription price of $8,000 per LP Unit. Each investor must subscribe for a minimum of 5 LPU's.

The Founders Circle of the OZFund is limited to the first 50 investors participating in the fund with each investor subscribing for 5 Limited Partnership Units on the terms described above.

Why Invest as a Founders Circle Member?

- Members will seed the OZFund with anchor funding during this early phase of establishing our fund. $2,000,000 will be raised by early investors

- Founders Circle Members will receive:
  - Special recognition on our website
  - Briefings and tours of the development to see progress (likely every two or three months as construction schedule allows)
  - First look at the finished development
  - VIP Invitation to the ribbon-cutting ceremony and social functions
  - Priority consideration given if interested in leasing a commercial space

Funds raised now will help us to accelerate the development of our first proposed project, deepen our impact, and achieve our vision

800 South Queen Street, Lancaster, PA 17603 | Telephone: +1 717 715 0238 | www.ozfundinc.com | © 2020 OZFund, Inc.

800 S Queen St

Project Budget		Uses			Sources				
		Total Cost	Total Budget	Equity Sponsor	Equity Investor	Govern Loan	Constr Loan
Land Cost		$ 1,200,000	$ 1,200,000	$ 500,000	$ 700,000	$ -	$ -
Site Improvements		$ 950,001	$ 950,001	$ -	$ 950,001	$ -	$ -
Construction Costs		$ 10,931,000	$ 10,931,000	$ -	$ 142,100	$ -	$ 10,788,900
Hard Cost Contingency		$ 500,000	$ 500,000	$ -	$ -	$ -	$ 500,000
Professional Fees		$ 75,000	$ 75,000	$ -	$ 75,000	$ -	$ -
Financing Fees		$ 26,935	$ 26,935	$ -	$ 26,935	$ -	$ -
Design Fees		$ 385,825	$ 385,825	$ -	$ 385,825	$ -	$ -
Permitting and Review Fees		$ 136,529	$ 136,529	$ -	$ 136,529	$ -	$ -
Soft Cost Contingency		$ 29,352	$ 29,352	$ -	$ 29,352	$ -	$ -
Construction Interest		$ 266,872	$ 266,872	$ -	$ 266,872	$ -	$ -
Asset and Construction Management Fees	3.50%	$ 507,553	$ 507,553	$ -	$ 507,553	$ -	$ -
Crowdfunding Fees		$ 42,800	$ 42,800	$ -	$ 42,800	$ -	$ -
Total		$ 15,051,867	$ 15,051,867	$ 500,000	$ 3,262,967	$ -	$ 11,288,900
Loan Request							$ 11,288,900
Percent of Total Cost		100.0%	100.0%	3.3%	21.7%	0.0%	75.0%
Percent of Total Budget		100.0%	100.0%	3.3%	21.7%	0.0%	75.0%

Rebman's Development (800 S Queen St)

Period (Yr Ending)	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue			Lease-Up								
Residential - 1 Bedroom			263,520	542,851	559,137	575,911	593,188	610,984	629,313	648,193	667,639
Residential - 2 Bedroom			296,352	610,485	628,800	647,664	667,094	687,106	707,720	728,951	750,820
Commercial - Restaurant/Retail/Professional			52,423	107,992	111,231	114,568	118,005	121,546	125,192	128,948	132,816
Commercial - Urgent Care			100,564	207,161	213,376	219,777	226,371	233,162	240,157	247,361	254,782
Total Revenue			712,859	1,468,489	1,512,544	1,557,920	1,604,658	1,652,798	1,702,382	1,753,453	1,806,057
Expenses (excl. interest and depreciation)											
Real Estate Taxes			31,619	187,928	191,686	195,520	199,431	203,419	207,488	211,637	215,870
Insurance			20,000	20,600	21,218	21,855	22,511	23,186	23,882	24,598	25,336
Management Fee			35,643	73,424	75,627	77,896	80,233	82,640	85,119	87,673	90,303
Landscaping and Snow Removal			10,693	22,027	22,688	23,369	24,070	24,792	25,536	26,302	27,091
Utilities			28,000	28,840	29,705	30,596	31,514	32,459	33,433	34,436	35,469
Security			36,000	37,080	38,192	39,338	40,518	41,734	42,986	44,276	45,604
Rental Licensing			3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800
LERTA			0	(156,309)	(144,061)	(122,926)	(100,687)	(77,310)	(52,761)	(27,003)	0
Total Expenses			165,754	217,390	238,856	269,448	301,389	334,720	369,483	405,719	443,473
Reserves											
Vacancy			35,643	73,424	75,627	77,896	80,233	82,640	85,119	87,673	90,303
Maintenance			21,386	44,055	45,376	46,738	48,140	49,584	51,071	52,604	54,182
Total Reserves			57,029	117,479	121,004	124,634	128,373	132,224	136,191	140,276	144,485
NET OPERATING INCOME			490,076	1,133,620	1,152,685	1,163,839	1,174,896	1,185,854	1,196,708	1,207,458	1,218,099
Debt Service			(474,770)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)
CASH FLOW			15,306	399,745	418,810	429,963	441,021	451,979	462,833	473,582	484,224
IRR FCFF	(3,762,967)	0	15,306	399,745	418,810	429,963	441,021	451,979	462,833	473,582	11,405,473
DSCR			1.03	1.54	1.57	1.59	1.60	1.62	1.63	1.65	1.66
Simple Return divided by invested capital			0.4%	15.4%	15.1%	14.7%	14.3%	13.9%	13.6%	13.2%	12.9%

Total Project Return										IRR	16.5%

Investor Distributions	(3,762,967)	0	12,245	319,796	335,048	343,971	352,817	361,583	370,266	378,866	9,920,031

Investor Return										IRR	14.2%

Projected Cash Flows

	Avg SF	Count	Price	2020	2021	2022	2022	2023	2024	2025	2026	2027	2028	2029	2030	Reversion
											Period (Yr Ending)					
Rental Inflator								103.00%	103.00%	103.00%	103.00%	103.00%	103.00%	103.00%	103.00%	103.00%
Revenue							Lease-Up									
							50%									
1 Bedroom	638	36	$ 1,220			527,040	263,520	542,851	559,137	575,911	593,188	610,984	629,313	648,193	667,639	687,668
2 Bedroom	897	36	$ 1,372			592,704	296,352	610,485	628,800	647,664	667,094	687,106	707,720	728,951	750,820	773,344
Commercial - Restaurant/Retail	5,745		$ 18.25			104,846	52,423	107,992	111,231	114,568	118,005	121,546	125,192	128,948	132,816	136,801
Commercial - Urgent Care	8,939		$ 22.50			201,128	100,564	207,161	213,376	219,777	226,371	233,162	240,157	247,361	254,782	262,426
Rental Income						1,425,718	712,859	1,468,489	1,512,544	1,557,920	1,604,658	1,652,798	1,702,382	1,753,453	1,806,057	1,860,238
Expenses excluding interest and depreciation																
Real Estate Taxes						31,619	31,619	187,928	191,686	195,520	199,431	203,419	207,488	211,637	215,870	220,187
LERTA						0	0	(156,309)	(144,061)	(122,926)	(100,687)	(77,310)	(52,761)	(27,003)	0	0
Insurance						20,000	20,000	20,600	21,218	21,855	22,511	23,186	23,882	24,598	25,336	26,096
Utilities						28,000	28,000	28,840	29,705	30,596	31,514	32,459	33,433	34,436	35,469	36,533
Security						36,000	36,000	37,080	38,192	39,338	40,518	41,734	42,986	44,276	45,604	46,972
Rental Licensing						3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800	3,800
Management Fee			5%			71,286	35,643	73,424	75,627	77,896	80,233	82,640	85,119	87,673	90,303	93,012
Landscaping and Snow Removal			2%			21,386	10,693	22,027	22,688	23,369	24,070	24,792	25,536	26,302	27,091	27,904
Rental Expenses (excl mort int and depr)						212,090	165,754	217,390	238,856	269,448	301,389	334,720	369,483	405,719	443,473	454,504
Reserves																
Vacancy			5%			71,286	35,643	73,424	75,627	77,896	80,233	82,640	85,119	87,673	90,303	93,012
Maintenance			3%			42,772	21,386	44,055	45,376	46,738	48,140	49,584	51,071	52,604	54,182	55,807
Total Reserves						114,057	57,029	117,479	121,004	124,634	128,373	133,224	136,191	140,276	144,485	148,819
Net Income less expenses and reserves (excl mort int and depr)						1,099,570	490,076	1,133,620	1,152,685	1,163,839	1,174,896	1,185,854	1,196,708	1,207,458	1,218,099	1,256,915
Debt Service per Amortization Tab						(733,875)	(474,770)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	(733,875)	
Cash Flow before Tax (deficit)				(3,762,967)		365,695	15,306	399,745	418,810	429,963	441,021	451,979	462,833	473,582	484,224	
Simple Return divided by invested capital						14.6%	0.4%	15.4%	15.1%	14.7%	14.3%	13.9%	13.6%	13.2%	12.9%	

IRR

Property Value		
		6%

Revenue Split			
Investor		80%	Mangement

				2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
							Period (Yr Ending)							
Investor Return (10 Year Hold)															
IRR	14.2%			(3,762,967)	0	12,245	319,796	335,048	343,971	352,817	361,583	370,266	378,866	9,920,031
			Simple Return			0.3%	8.5%	8.9%	9.1%	9.4%	9.6%	9.8%	10.1%	263.6%
Management Revenue				0	507,553	3,061	79,949	83,762	85,993	88,204	90,396	92,567	94,716	2,480,008
Investing	10,000													
will return	32,936	after 10 years		(10,000)	0	33	850	890	914	938	961	984	1,007	26,362

GAINS								End of Period Sale							
Accumulated Cash Flow							415,051	833,860	1,263,824	1,704,845	2,156,823	2,619,656	3,093,238	3,577,462	3,577,462
Property Value based on Cap Rate >							18,893,668	19,211,415	19,397,311	19,581,600	19,764,234	19,945,135	20,124,294	20,301,653	20,948,581
TOTAL GAINS							19,308,719	20,045,275	20,661,135	21,286,444	21,921,057	22,564,791	23,217,532	23,879,115	24,526,043
Less Debt & Cost of Sale							(11,502,136)	(11,239,745)	(10,962,343)	(10,672,676)	(10,370,215)	(10,054,405)	(9,724,669)	(9,380,404)	(9,032,766)
NET GAINS							7,806,583	8,805,530	9,698,792	10,613,768	11,550,842	12,510,386	13,492,863	14,498,712	15,493,278
Distribution															
Investors							6,245,266	7,044,424	7,759,034	8,491,015	9,240,674	10,008,309	10,794,291	11,598,969	12,394,622
Management							1,561,317	1,761,106	1,939,758	2,122,754	2,310,168	2,502,077	2,698,573	2,899,742	3,098,656



DEPARTMENT OF THE TREASURY
WASHINGTON, D.C.

Final Regulations on Opportunity Zones: Frequently Asked Questions

After considering over 300 formal comment letters and additional taxpayer feedback, the Treasury Department and IRS have issued final regulations on Opportunity ones to provide clarity and certainty for investors and communities.

The questions and answers below describe changes made to the proposed regulations that are reflected in the final regulations in response to engagement with the public.

What types of gains may be invested and when?

- *General rule* — The final regulations amend the proposed regulations' general rule that only capital gain may be invested in a Qualified Opportunity Fund QOF during the 180-day investment period by clarifying that only eligible gain taxable in the United States may be invested in a QOF.

- *Sales of business property* — The proposed regulations only permitted the amount of an investor's gains from the sale of business property that were greater than the investor's losses from such sales to be invested in QOFs, and required the 180-day investment period to begin on the last day of the investor's tax year. The final regulations allow a taxpayer to invest the entire amount of gains from such sales without regard to losses and change the beginning of the investment period from the end of the year to the date of the sale of each asset.

- *Partnership gain* — Partners in a partnership, shareholders of an S corporation, and beneficiaries of estates and non-grantor trusts have the option to start the 180-day investment period on the due date of the entity's tax return, not including any extensions. This change addresses taxpayer concerns about potentially missing investment opportunities due to an owner of a business entity receiving a late Schedule -1 or other form from the entity.

- *Investment of Regulated Investment Company (RIC) and Real Estate Investment Trust (REIT) gains* — The rules clarify that the 180-day investment period generally starts at the close of the shareholder's tax year and provides that gains can, at the shareholder's option, also be invested based on the 180-day investment period starting when the shareholder receives capital gains dividends from a RIC or REIT.

- *Installment sales* — The rules clarify that gains from installment sales are able to be invested when received, even if the initial installment payment was made before 2018.

- *Nonresident investment* — The final regulations provide that nonresident alien individuals and foreign corporations may make Opportunity one investments with capital gains that are effectively connected to a U.S. trade or business. This includes capital gains on real estate assets taxed to nonresident alien individuals and foreign corporations under the Foreign Investment in Real Property Tax Act rules.

When may gains be excluded from tax after an investment is held for a 10-year period?

- *Sales of property by a Qualified Opportunity Zone Business (QOZB)* — In the proposed regulations, an investor could only elect to exclude gains from the sale of qualifying investments or property sold by a QOF operating in partnership or S Corporation form, but not property sold by a subsidiary entity. The final regulations provide that capital gains from the sale of property by a QO B that is held by such a QOF may also be excluded from income as long as the investor's qualifying investment in the QOF has been held for 10 years. However, the amount of gain from such a QOF's or its QO Bs' asset sales that an investor in the QOF may elect to exclude each year will reduce the amount of the investor's interest in the QOF that remains a qualifying investment.

- *Applicability to other gains* — The final rules clarify that the exclusion is available to other gains, such as distributions by a corporation to shareholders or a partnership to a partner, that are treated as gains from the sale or exchange of property other than inventory for Federal income tax purposes.

How does a Fund determine levels of new investment in a Qualified Opportunity Zone?

- *Aggregation of property for purposes of the substantial improvement test* — QOFs and QO Bs can take into account purchased original use assets that otherwise would qualify as qualified opportunity zone business property if the purchased assets:

  o Are used in the same trade or business in the Qualified Opportunity one QO or a contiguous QO for which a non-original use asset is used, and

  o Improve the functionality of the non-original use assets in the same QO or a contiguous QO .

- *Aggregation of property for purposes of the substantial improvement test (continued)* — In certain cases, the final regulations permit a group of two or more buildings located on the same parcel s of land to be treated as a single property. In these cases, any additions to the basis of the buildings in the group are aggregated to determine satisfaction of the substantial improvement requirement. Thus, a taxpayer need not increase the basis of each building by 100% as long as the total additions to basis for the group of buildings equals 100% of the initial basis for the group.

- *Vacancy period to allow a building to qualify as original use* — The final regulations reduce the five-year vacancy requirement in the proposed regulations to a one-year vacancy requirement, if the property was vacant for at least one-year prior to the QO being designated and remains vacant through the date of purchase. For other vacant property, the proposed five-year vacancy requirement is reduced to three years. In addition, property involuntarily transferred to local government control is included in the definition of the term vacant, allowing it to be treated as original use property when purchased by a QOF or QO B from the local government.

- *Leasing* — The final regulations provide several changes to leasing provisions in the proposed regulations:

  o State and local governments, as well as Indian tribal governments, will be exempt from the market-rate requirements for leased tangible property,

  o Leases between unrelated parties are generally presumed to be at market rate terms, and

  o Short-term leases of personal property to lessors using the property outside a QO may be counted as Qualified Opportunity one Business Property QO BP .

- *Working capital safe harbor* — The final regulations provide several refinements to the working capital safe harbor:

  o They create an additional 62-month safe harbor for start-up businesses to ensure that they can comply with the 70-percent tangible property standard, the 50-percent gross income requirement, and other requirements to qualify as a QO B;

  o They provide that a QO B can receive an extra 24 months to use working capital if the QO is in a Federally-declared disaster area;

  o They clarify that the safe harbor can only be used for a 62-month period and that amounts remaining at the conclusion of the period cannot be counted as tangible property for purposes of the 70-percent tangible property standard; and

  o They allow a QO B to treat equipment, buildings, and other tangible property that is being improved with the working capital as QO BP that is "used in a trade or business" for purposes of the requirement that a QO B must be engaged in a trade or business.

  o In addition, the final regulations provide that a QO B not utilizing the working capital safe harbor may treat tangible property undergoing the substantial improvement process as being used in a trade or business.

- *Measurement of "use" for the 70-percent use test*— The final regulations provide that, if tangible property is used in one or more QO s, satisfaction of the 70-percent use test is determined by aggregating the number of days the tangible property in each QO is utilized. Accordingly, the final regulations set forth a clearer way for determining satisfaction of the 70-percent use test, including a safe harbor for certain tangible property used both inside and outside the geographic borders of a QO .

- *Determinations of location and "use" of intangible property* — The final regulations provide that intangible property qualifies as used in the QO if:

    o The use of the intangible property is normal, usual, or customary in the conduct of the trade or business, and

    o The use contributes to the generation of gross income for the trade or business.

- *Other clarifications regarding business property of QOFs or QOZBs* —

    o *Real property straddling census tracts* — The final regulations include both a square footage test and an unadjusted cost test to determine if a project is primarily in a QO , and provide that parcels or tracts of land will be considered contiguous if they possess common boundaries, and would be contiguous but for the interposition of a road, street, railroad, stream or similar property. Importantly, the final regulations also extend the straddle rules to QOF's and QO B's with respect to the 70-percent use test.

    o *Brownfield sites* — The final regulations provide that both the land and structures in a Brownfield site redevelopment are considered to be original use property as long as the QOF or QO B make investments into the Brownfield site to improve its safety and compliance with environmental standards.

    o *Self-constructed property* — The final rules provide that self-constructed property can count for purposes of the QOF's 90-percent asset test and the QO B's 70-percent asset test, and is valued at the purchase price as of the date when physical work of a significant nature begins.

    o *De minimis exception for "sin businesses"* — The final regulations provide that a QO B may have less than 5 percent of its property leased to a so-called "sin business" described in 26 U.S.C. 144 c 6 B . For example, a hotel business of a QO B could potentially lease space to a spa that provides tanning services.

How can large C Corporations invest in Opportunity Zones?

- The final regulations provide an election for a consolidated group of C Corporations to treat a lower-tier QOF C Corporation as a member of the consolidated group if:

    o Only other members of the consolidated group hold 100% of the QOF member's stock, and

- The QOF member complies with special intergroup transaction rules to remain a member of the group.

- The regulations also provide alternative retroactive elections for a consolidated group that had formed a QOF C Corporation before the ay 1, 2018, proposed regulations to elect to treat the treat the QOF C Corporation as:

    - Always having been a QOF partnership, or

    - Never having been a member of the consolidated group.

LNP | LancasterOnline

What's next for former Rebman's site? Retail, residential, maybe a restaurant and daycare



TIM STUHLDREHER | Staff Writer | Link to Original Article

January 16, 2020


URGENT CARE

A rendering shows a mixed-use complex proposed for the former Rebman's site at 800 S. Queen St., Lancaster.


ROOF DECK WITH GREEN ROOF AND POSSIBLE PATIO AREAS
POSSIBLE DAYCARE CENTER
QUEEN STREET
OUTDOOR DINING ON GRASS PAVER AREA
AERIAL PERSPECTIVE - WEST

An aerial plan of the proposed redevelopment at 800 S. Queen St., the former Rebman's property.



A composite image from Google Street View shows the existing state of the Rebman's site, 800 S. Queen St.

For decades, 800 S. Queen St. was the home of Rebman's, a quirky family-owned store that was a beloved Lancaster landmark.

Today the 1.5-acre commercial property, near the southern edge of the city, is run-down and mostly unused. But that's about to change, businessman Jeremy Feakins said.

Feakins has put together a project team and is raising capital to build a mixed-use complex at the site, which Rebman's left in 2003. It would have retail and residential space — designed, he said, with the needs of the surrounding community in mind.

88,000 square feet


Lancaster
Furnace St.
Greenwood Cemetery
Seymour St.
S. Prince St.
S. Queen St.
222
Fairview Ave.
Rebman's site, 800 S. Queen St.
Hershey Ave.
222
Highland Ave.
N
324

Feakins has owned the property since 2006 and has an office there. Until recently, the main building was rented out as storage space.

The plan calls for razing the existing buildings. In their place would rise a four-story L-shaped building overlooking South Queen and Furnace streets, plus a one-story outbuilding envisioned as a daycare center.

The budget is $14.6 million, though Feakins emphasized it and other details are preliminary and subject to change.

All told, there would be about 88,000 square feet of space, of which about 14,684 square feet, including the proposed daycare, would be commercial or retail space.

Tentatively, the largest unit would be a medical office or urgent care center. The others would be for storefront businesses; at least one, it is hoped, would be a restaurant.

The rest of the building would consist of 72 one- and two-bedroom apartments. They would be rented at rates deemed affordable to households making 60% to 80% of Lancaster county's median income.

For the one-bedroom units, that works out to rent of $915 to $1,220. For the two-bedroom units, it's $1,029 to $1,372. The actual rents could end up lower, Feakins said.

"Our tenants will be working families," he said.

The units will not be subsidized. Nor does the project team plan to use construction subsidies designed to incentivize affordable housing. The numbers work without them, Feakins said.

The project will bring affordable rentals and new commercial space to an area with a shortage of both, he said.

Site plan shows the tentative first-floor layout for the complex planned at 800 S. Queen St.

Meets city goals

In developing and refining the plan, Feakins and his team have consulted with city officials, the Lancaster Housing Opportunity Partnership and the Lancaster City Alliance.

The complex "will help to meet the community's recent and critical need for affordable housing ... while providing much-needed walkable access to goods and services to residents of the surrounding neighborhood," the alliance's Jeremy Young wrote in a letter of support.

The project's mix of uses aligns with City Hall policy goals, Chris Delfs, Lancaster's director of planning and community development, said in a separate letter.

Planned amenities include a green roof and rooftop community garden, a fitness center, 77 parking spaces and security personnel on duty 24/7.

Renderings of the complex show a prominent "Rebmans" sign — patterned on the one familiar to generations of shoppers — at the corner of South Queen and Furnace streets.

"We are calling it that now because everyone is familiar with the property," Feakins said. Actually putting up such a sign, of course, would require an agreement with the Rebman family, he said.

There's also talk of reserving some space for a photo display commemorating the Rebman store's history, he said.

Budget numbers

The preliminary project budget is $14.6 million. Of that, 75% will be bank financing, leaving $3.65 million to be raised by private investors. At least $2 million is to come from a "founders circle" of early investors, including Feakins himself. Feakins' investment firm, JPF Venture Group, is the general partner.

Besides leading JPF, Feakins, a British native and naturalized U.S. citizen, heads Ocean Thermal Energy Corp., which is working to implement a technology that generates renewable energy from ocean temperature differentials. He lives on a 52-acre horse farm in Pequea Township.

Feakins said he's wanted to redevelop 800 S. Queen St. all along. The "turning point," he said, came when a federal opportunity zone that includes the property was established.

Ceated under the Trump administration's 2017 tax law, opportunity zones are intended to draw investments to distressed areas. The designation allows investors to defer capital gains taxes by putting money in eligible projects, or avoid them altogether on accrued profits if they stay invested for at least 10 years.

Feakins' team has set up an investment fund targeted at opportunity zone projects, with the Rebman's project as the inaugural effort.

Under federal securities rules, participating investors must be "accredited." That means they must have a high income — at least $200,000, or $300,000 with a spouse — or net worth of at least $1 million.

Feakins' team is still at an early stage: It has to finalize plans, secure financing and go through the city review and approval process. Nevertheless, it's hoping to break ground this year.

Every project is different, but if all goes smoothly, securing the necessary city approvals could probably be done in about nine months, Delfs said.

The project coordinator and contractor is Landisville-based Professional Design & Construction. Construction is expected to take about 18 months.

Young said 800 S. Queen St. is the only opportunity-zone project in Lancaster he's aware of.

Besides Lancaster's, there is an opportunity zone in Columbia. There, a local entrepreneur plans to partner with a New York state developer to rehab two adjoining former hotel buildings into a mix of retail and market-rate housing.